UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 333-229116

Leaping Group Co., Ltd.

2010 Huaruntiexi Center

Tiexi District, Shenyang, Liaoning Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On September 27, 2019, Leaping Group Co., Ltd., a Cayman Islands exempted company with limited liability (the “Company”), entered into an Extension Agreement (the “Extension Agreement”) with Boustead Securities, LLC (the “Underwriter”) to extend the offering period of the proposed initial offering of its ordinary shares (the “IPO”). Pursuant to the Extension Agreement, the Company and the Underwriter agreed to extend the offering period of the IPO for an additional 90 days until December 29, 2019. Concurrently, the Company and the Underwriter have promptly notified Sutter Securities Clearing, LLC of the extension of the offering period of the IPO.

The foregoing description of the Extension Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Extension Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leaping Group Co., Ltd.

Date: September 27, 2019	By:	/s/ Tao Jiang
	Name:	Tao Jiang
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	Extension Agreement dated September 27, 2019, by and between Leaping Group Co., Ltd. and Boustead Securities, LLC